UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On May 11, 2009, CIBT Educations Group Inc. (the “Company”) issued a news release announcing the status of its subsidiary, Sprott-Shaw Community College’s expansion efforts in the Philippines. Further to an announcement on August 5, 2008, Sprott-Shaw has signed an agreement with Far Eastern University (“FEU”) to offer Sprott-Shaw’s courses at a second campus of FEU, the Fairview campus. Sprott-Shaw is planning to open a third location in the Philippines in the future. To date, enrollment in Sprott-Shaw’s program in the Philippines has risen to 120 students since the program’s inception in 2008.

A copy of the news release is attached hereto.

EXHIBITS

Number	Description of Exhibit
99.1	May 11, 2009 News Release – “CIBT Subsidiary Establishes Second Campus in the Philippines”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: May 12, 2009	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer